SUBSCRIPTION AGREEMENT
FOR
COPEACE PBC
SERIES B PREFERRED STOCK OFFERING

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING MATERIALS HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THOSE OFFERING MATERIALS DO NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE ACT. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY WEFUNDER (THE "PLATFORM"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS WHO ARE NOT "ACCREDITED INVESTORS" (AS THAT TERM IS DEFINED IN SECTION 501 OF REGULATION D PROMULGATED UNDER THE ACT) ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT.

This Subscription Agreement (this "Agreement") is made and entered into as of the date indicated below (the "Effective Date") by and between CoPeace PBC, a Delaware public benefit corporation (the "Company"), and You, the undersigned investor ("Investor").

1.   Subscription. Investor hereby subscribes for and agrees to purchase shares of Series B Preferred Stock (the "Shares") of the Company at $130.00 per share subject to the terms and conditions set forth in this Agreement. The rights of the Shares are as set forth in the Certificate of Incorporation. Investor understands that the Shares are being offered pursuant to offering material filed with the SEC as part of the Regulation Crowdfund offering submission ("Offering Materials"). If there are any inconsistencies, the provisions of this Agreement supplement and supersede the terms of the Offering Materials. This Agreement is irrevocable and unconditional and continues notwithstanding the death, incapacity, dissolution or bankruptcy of, or any other event or proceeding affecting Investor.

In order to purchase Shares, Investor must:

       a.   <u>Complete this Agreement</u>. To invest in the Shares, please follow the instructions on the website maintained by WeFunder (the "Portal"). Investor agrees that Investor's digital signature or other form of electronic acknowledgement, consent or acceptance (as the case may be), constitutes Investor's signature, acceptance and agreement of the terms of this Agreement and such digital signature, consent or acceptance shall be given the same force and effect as a signature affixed by hand.

       b.   <u>Provide payment for the full purchase price for the Shares</u>. To invest in the Shares, please follow the instructions on the Portal.

2.   <u>Minimum Subscription Amount</u>. The minimum subscription amount is $520.00, or four Shares.

3.   <u>Company's Right to Accept or Reject Subscriptions</u>. The Company may accept or reject any subscription, in whole or in part. This means that the Company may sell to Investor a smaller number of Shares than Investor subscribes to purchase or may choose not to sell any Shares to Investor. If the Company accepts Investor's subscription, in whole or in part, this Agreement will constitute an irrevocable commitment by the Investor to purchase the Shares at one hundred thirty dollars ($130.00) per Share, and a copy of this Agreement will be executed by the Company and returned to Investor. If the Company rejects Investor's subscription in whole or in part, the Company will return the payment tendered for any unissued portion of the subscription.

4.   <u>Representations, Warranties, and Covenants of the Investor</u>. Investor represents and warrants to, and covenants with, the Company that:

       a.   <u>Acknowledgment</u>. By executing this Agreement, Investor acknowledges that Investor has received this Agreement, copies of the Offering Materials including exhibits thereto and any other information required by the Investor to make an investment decision.

       b.   <u>Domicile</u>. Investor maintains Investor's domicile (and is not a transient or temporary resident) at the address provided to the Portal.

       c.   <u>Evaluate Risks</u>. Investor has the requisite knowledge to assess the relative merits and risks of this investment, or has relied upon the advice of Investor's professional advisors with regard to an investment in the Company.

       d.   <u>Investor Advised to Seek Representation</u>. Investor understands that nothing in this Agreement or any other materials presented to Investor in connection with the purchase and sale of the Shares constitutes legal, tax, or investment advice. The Company has advised Investor to consult with such legal, tax, and investment advisors as Investor, in its sole discretion, deems necessary or appropriate in connection with its purchase of the Shares.

       e.   <u>Limitations on Transfers</u>. Investor will not, directly or indirectly, offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, purchase, or otherwise acquire or take a pledge of) any Shares except in compliance with this Agreement, the Company's Certificate of Incorporation, any applicable state and federal securities laws, and the respective rules and regulations promulgated thereunder. Investor understands that the Shares are "restricted securities" in that the Company's sale of the Shares has not been registered under the Securities Act. Investor understands that there are significant limitations on transfer of the Shares.

f.   No Finder's Fee. Each party represents that neither it nor any of its officers, directors, managers, partners, employees, representatives, or agents, either is, or will be obligated for any finder's or broker's fee or commission in connection with this transaction, except for such fees and commissions as may be charged by the Portal to the Company. Investor agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finders' or broker's fee (and any asserted liability as a result of the performance of services of any such finder or broker) for which Investor or any of its officers, directors, managers, partners, employees, agents, or representatives may be responsible.

g.   Complete Information. All information provided by Investor to the Company in connection with the purchase of the Shares is true, correct and complete as of the date set forth hereof, and if there should be any change in such information, Investor will immediately provide the Company with such information. Investor is not subject to backup withholding of interest or dividends by the Internal Revenue Service.

h.   Authority; Binding Agreement. Investor represents and warrants to, and covenants with, the Company that (i) Investor has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery, and performance of this Agreement, and (ii) this Agreement constitutes a valid and binding obligation of Investor enforceable against the Investor in accordance with its terms, except as enforceability may be limited by applicable law.

i.   Indemnity. Investor agrees to indemnify and hold harmless the Company and its officers and directors for any claims, judgments, or expenses incurred as a result of any misrepresentation made by Investor.

j.   Foreign Investors. If Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. Investor's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the Investor's jurisdiction.

k.   Investor Suitability Requirements. No investment limits are imposed on investors who are accredited investors as that term is defined in 17 CFR §230.501. If Investor is not accredited, Investor's subscription amount cannot not exceed the greater of 10 percent of the Investor's annual income or 10 percent of Investor's annual revenue or net assets.

For purposes of these investment limitations, spouses may combine their annual incomes and net worth. However, the value of Investor's primary residence may not be included.

By signing this Agreement, Investor represents and warrants that the investment limitations described above are satisfied, assuming the Company's acceptance of the full amount of Investor's subscription amount indicated below.

l.   The Company May Rely On These Representations. Investor understands that the Shares have not been registered under the Securities Act of 1933, as amended. Investor also understands that the Shares are being offered and sold pursuant to an exemption from registration contained in the Securities

Act of 1933, as amended, based in part upon Investor's representations contained in this Agreement. Investor understands that the availability of this exemption depends upon the representations Investor is making to the Company in this Agreement being true and correct.

  m. Purchase for Investment. Investor is purchasing the Shares solely for investment purposes, and not for further distribution. Investor's entire legal and beneficial ownership interest in the Shares is being purchased and shall be held solely for Investor's account, except to the extent Investor intends to hold the Shares jointly with a spouse. Investor is not a party to, and does not presently intend to enter into, any contract or arrangement with any other person or entity involving the resale, transfer, grant of participation with respect to or other distribution of the Shares.

5. Repurchase. If the Company determines at any time and in its sole discretion, that the asset value of the Company and the record number of holders of the Company's securities would require the Company to register a class of its equity securities in the coming six month period under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase the Shares from the Investor for the purchase price of $130.00 per share plus any accrued and unpaid dividends on the Shares.

6. No Revocation. Once an Investor has executed this Agreement and submitted funds, such subscription may not be revoked without the consent of the Company.

7. General Provisions.

  a. Notice. Any notice or demand which either party may or must give to the other under this Agreement shall be made in writing and shall be either hand delivered or sent via email or U.S. certified mail to the following addresses:

If to the Company:	If to Investor:
CoPeace PBC P.O. Box 631157 Highlands Ranch, CO 80163 Email: contact@copeace.com	The name and address provided by Investor on the signature page of this Agreement

  b. Modification. This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and Investor.

  c. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE CITY AND COUNTY OF DENVER, THE STATE OF COLORADO AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF/HERSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

> d. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.

> e. Electronic Signatures. Investor may tender to the Company this Agreement by electronic means such as by email or facsimile. If Investor submits this Agreement to the Company or the Portal electronically, Investor agrees that Investor's digital signature or other form of electronic acknowledgement, consent or acceptance (as the case may be), constitutes Investor's signature, acceptance and agreement of the terms of this Agreement and such digital signature, consent or acceptance shall be given the same force and effect as a signature affixed by hand.

> f. Severability. If a court or an arbitrator of competent jurisdiction holds any provision of this Agreement to be illegal, unenforceable, or invalid in whole or in part for any reason, the validity and enforceability of the remaining provisions, or portions of them, will not be affected.

> g. Entire Agreement. This Agreement constitutes the final, complete, and exclusive statement of the terms of the agreement between the parties pertaining to the purchase and sale of the Shares by Investor from the Company, and supersedes all prior and contemporaneous understandings or agreements of the parties.

> h. Acknowledgment of Risk. Before Investor signs this Agreement, Investor must have read and understood the Offering Circular. There are significant risks that Investor must understand before investing. These risks are discussed in the Offering Statement under the heading "Risk Factors."

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

CoPeace PBC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ____________________

SUBSCRIBER:

Investor Signature

By: ____________________

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

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SUBSCRIPTION AGREEMENT